UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street
#19-08 Prudential Tower
Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Report on Form 6-K (this “Report”) is being filed by Happy City Holdings Limited (the “Company”) to report the resignation of its Chief Executive Officer and Director and the appointment of a new Chief Executive Officer of the Company.

Resignation of Ms. Suk Yee, Kwan as Chief Executive Officer and Executive Director

On October 21, 2026, Ms. Suk Yee, Kwan (“Ms. Kwan”) tendered her resignation as the Chief Executive Officer and Executive Director of the Company, effective October 31, 2026, due to personal reasons. In connection with her resignation, Ms. Kwan has confirmed that there are no disagreements or disputes with the Company, the Board, or management on any matter relating to the Company’s operations, policies, or practices.

Appointment of Mr. Feng, Wang as Chief Executive Officer

On October 21, 2026, upon the recommendation of the Nominating Committee, the Board of Directors of the Company (the “Board”) approved, by written resolution, the appointment of Mr. Feng, Wang (“Mr. Wang”) as the Chief Executive Officer of the Company, effective October 31, 2026, replacing Ms. Kwan. Mr. Wang will continue to serve as the Chair of the Board and an Executive Director of the Company, positions he has held since September 18, 2026. Mr. Wang has also served as a director of Happy City Developments Limited, a wholly owned subsidiary of the Company, since February 9, 2026.

In connection with the appointment, the Company entered into an employment agreement with Mr. Wang dated October 21, 2026 (the “CEO Employment Agreement”), which governs Mr. Wang’s service as the Company’s Chief Executive Officer. Under the CEO Employment Agreement, Mr. Wang will not receive any compensation for his services as Chief Executive Officer. A copy of the CEO Employment Agreement is filed as Exhibit 10.1 to this Report. Mr. Wang will continue to be compensated solely in his capacity as the Chair of the Board and an Executive Director of the Company pursuant to the employment agreement between the Company and Mr. Wang dated September 14, 2026 (the “Director Employment Agreement”), under which Mr. Wang receives an annual salary of HK$180,000 (approximately US$22,951), payable on a monthly basis. The Director Employment Agreement was filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on September 30, 2026.

Mr. Wang does not have a family relationship with any director or executive officer of the Company. Other than as described herein, Mr. Wang has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. The foregoing descriptions of the CEO Employment Agreement and the Director Employment Agreement are general descriptions only, do not purport to be complete, and are qualified in their entirety by reference to the full text of the CEO Employment Agreement, filed as Exhibit 10.1 to this Report, and the Director Employment Agreement, filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished on September 30, 2026, each of which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement by and between the Company and Mr. Feng, Wang, dated October 21, 2026, relating to his service as Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

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